

June 3, 2013

<u>Via E-mail</u>
Mr. Timothy M. Martin
Chief Financial Officer
Cubesmart
460 East Swedesford Road
Suite 3000
Wayne, PA 19087

      Re: **Cubesmart**
            Form 10-K
            Filed February 28, 2013
            File No. 001-32324

            Cubesmart, L.P.
            Form 10-K
            Filed February 28, 2013
            File No. 000-54662

Dear Mr. Martin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Daniel L. Gordon

            Daniel L. Gordon
            Branch Chief